20003989

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-41649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Executive Services Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3445 Peachtree Road, NE, Suite 200
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Kroell 404-504-3856
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EY
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 03 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth L. Felts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Executive Services Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

G MORRIS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 16, 2023
DEKALB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXECUTIVE SERVICES SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2019

with

Report of Independent Registered Public Accounting Firm

EXECUTIVE SERVICES SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2019

Ernst & Young LLP
5 Times Square
New York, NY
10036-8530

Tel: +1 212 773 3000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To Members of NFP Holdings, LLC and Board of Directors

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Executive Services Securities, LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2016.
February 13, 2020

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Assets	
Cash	$ 8,604,078
Commissions receivable	1,575,537
Prepaid expenses	20,633
TOTAL ASSETS	$ 10,200,248

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Taxes payable due to affiliates	$ 1,207,898
Other amounts due to affiliates	3,416,500
TOTAL LIABILITIES	4,624,398
Member's Equity (Note C)	
Paid in capital	1,596,284
Retained earnings	3,979,566
TOTAL EQUITY	5,575,850
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 10,200,248

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

Revenue	
Commissions	$ 4,695,225
Administrative fees	6,851,856
TOTAL REVENUE	11,547,081
Expenses (Note B)	
Commission expense to outside agents	27,324
Occupancy	122,977
Professional Fees	2,915,163
Insurance	25,037
Maintenance and Supplies	340,587
Travel and Entertainment	50,969
Other General and administrative expenses	37,074
TOTAL EXPENSES	3,519,131
Income before income tax expense	8,027,950
Income tax expense	2,080,500
Net Income	$ 5,947,450

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2019

	Paid in Capital	Retained Earnings	Total Member's Equity
Balance, January 1, 2019	$ 1,596,284	$ 3,032,116	$ 4,628,400
Net income	-	5,947,450	5,947,450
Dividends to Parent	-	(5,000,000)	(5,000,000)
Balance, December 31, 2019	$ 1,596,284	$ 3,979,566	$ 5,575,850

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

Cash Flows from Operating Activities	
Net Income	$ 5,947,450
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease (increase) in:	
Commissions receivable	(1,479,242)
Prepaid expenses	1,908
Increase in:	
Due to affiliates	717,232
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,187,348
Cash Flows from Financing Activities	
Dividends to Parent	(5,000,000)
NET CASH USED IN FINANCING ACTIVITIES	$ (5,000,000)
NET INCREASE IN CASH	$ 187,348
Cash at Beginning of Year	8,416,730
Cash at End of Year	$ 8,604,078
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ 1,288,196

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Executive Services Securities, Inc. (the "Company") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations. The Company was formerly known as One Securities Corporation and changed its name to Executive Services Securities, Inc. on October 9, 2007.

The Company is wholly owned by NFP Corp. ("NFP" or "Parent").

Effective October 23, 2008 the Company changed its legal form to a limited liability company and its name to Executive Services Securities, LLC ("ESSL").

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Concentrations of Credit Risk: The Company occasionally maintains balances with the bank in excess of federally insured limits. Management believes that the risk of loss related to such deposits is minimal.

One customer represented approximately 17% of the Company's revenues for the year ended December 31, 2019.

Cash: Cash consists of short-term deposits placed with a financial institution.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is known. Administrative fees are earned and recorded as administrative services are provided to Parent. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business. See Note B—Revenue, for additional information on the Company's revenue recognition policies.

Income Taxes: The accounts of the Company are included in the consolidated federal income tax return filed by the Parent, and, for tax years ending after July 1, 2013, by the Parent's top tier holding company NFP Intermediate Holdings A Corp. The provision for income tax is calculated on a separate return basis. The amount of current federal tax expense or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expense or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The provision for income taxes is composed of the following items:

Federal	$	1,696,573
State		383,927
Total income taxes	$	2,080,500

The Company's effective tax rate is 25.9% on pretax income, which differs from the U.S. federal tax rate of 21% due principally to non-deductible business meals and entertainment expenses and state taxes. The state taxes are provided on the taxable income apportioned to Georgia. The Company is included in a consolidated U.S. federal income tax return, as well as other state and local tax returns that are filed by NFP, and, for tax years ending after July 1, 2013, by NFP or its top tier holding company. As of December 31, 2019, NFP is subject to U.S. federal income tax examinations for the tax years 2016 through 2018, and to various state and local income tax examinations for the tax years 2015 through 2018.

As of December 31, 2019 the Company's total unrecognized tax benefits for uncertain tax positions was $0. The Company believes that the total amounts of unrecognized tax benefits will not change within the next twelve months.

The Company records current and deferred taxes as a payable to affiliate. As of December 31, 2019, the Company had a payable of $1,207,898 and such amount is included in payable to affiliates in the accompanying Statement of Financial Condition. During 2019, the Company made income tax payments totaling $1,288,196 to NFP. At December 31, 2019, the Company had no deferred tax assets or liabilities.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements: Credit Impairment — In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. Under the new guidance an entity is required to measure all credit losses on certain financial instruments, including trade receivables and various off-balance sheet credit exposures, using an expected credit loss model. This model incorporates past experience, current conditions and reasonable and supportable forecasts affecting collectability of these instruments. An entity will apply the new guidance through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Financial Statements.

Leases — In February 2016, the FASB issued ASU 2016-02, its new leasing standard for both lessees and lessors. Under such standard, a lessee will recognize lease assets and liabilities on the balance sheet for all arrangements with terms longer than 12 months. Lessor accounting remains largely consistent with existing U.S. GAAP. The new standard took effect in 2019 and did not have an impact on the Company's financial statements.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2019 and February 13, 2020, which is the date the financial statements were available to be issued. There have been no other subsequent events that would require recognition or disclosure in the financial statements as of December 31, 2019.

NOTE B—REVENUE

The Company recognizes commission revenue from the design, sales and administration of life insurance products, when control of the promised services are transferred to customers, for the amount of consideration it expects to receive in exchange for such services. These commission revenues are comprised of placement revenues and renewal revenues.

NOTE B—REVENUE—Continued

In accordance with ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") in order to determine if it is required to report revenues on a gross or net basis, the Company must assess if it is the principal or agent in its contracts with its customers. Principal or agent designations primarily depend on the control an entity has over the product or service before control is transferred to a customer. As the Company controls the design and procurement of the policies that best meet the needs of the customer, it is the principal and accordingly, records commission revenues on a gross basis.

Placement revenues are commissions earned by the Company in the first year that a policy is issued to a policy holder. During the year ended December 31, 2019, the Company recognized $1,543,162 of placement revenues.

Renewal revenues are commissions earned by the Company in years two and beyond for previously issued policies, and are primarily based on additional premiums paid, or on certain policies, on the market value of underlying asset pools. During the year ended December 31, 2019, the Company recognized $3,152,063 of renewal revenues.

The Company earns revenues generated by charging an administrative fee to an affiliated party. See Note C – Related Party Transactions, for additional information on administrative fees. The Company believes this contract to represent a collaborative arrangement.

NOTE C—RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with an affiliated company under which the affiliated company provides ESSL marketing and general and administrative services and ESSL pays compensation for expenses (personnel, marketing, technology, insurance, additional occupancy and administrative expenses) that may be reasonably incurred by the affiliate on behalf of ESSL. The total amount paid under this agreement for the year ended December 31, 2019 was $3,454,733.

The Company receives securities commissions that are generated by personnel employed by other subsidiaries of Parent who are registered with a third-party broker-dealer, and the Company assists in providing certain administrative services to Parent to support the securities activities of such personnel. The Company reimburses Parent for expenses associated with the administrative services that support such personnel employed by other subsidiaries of Parent. The Company

NOTE C—RELATED PARTY TRANSACTIONS—Continued

records this activity net and it is reported as administrative fees in the accompanying Statement of Operations. At December 31, 2019, an amount payable to Parent of $2,908,778 is included in due to affiliates in the accompanying Statement of Financial Condition.

During 2019, the Company paid dividends to Parent in the amount of $5,000,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

NOTE D—REGULATORY MATTERS

Net Capital Requirement: The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6^2/_3$% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2019, the Company had net capital of $3,979,680, which was $3,671,387 in excess of required net capital of $308,293.

Exemption from Reserve Requirements: The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1) and met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

SUPPLEMENTAL INFORMATION

EXECUTIVE SERVICES SECURITIES, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2019

Computation of Net Capital	
Total member's equity	$ 5,575,850
Deduct non-allowable assets	(1,596,170)
Net capital	$ 3,979,680
Computation of Aggregate Indebtedness	
Due to affiliates	4,624,398
Total aggregate indebtedness	$ 4,624,398
Computation of Minimum Net Capital Requirement	
Net capital	$ 3,979,680
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness of $4,624,398)	308,293
Net capital in excess of requirement	$ 3,671,387
Percentage of aggregate indebtedness to net capital	116.20%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation in the Company's Part II FOCUS (unaudited) report dated January 27, 2020.

EXECUTIVE SERVICES SECURITIES, LLC

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2019

The Company claims exemption from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(1) of the Rule and is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

Balser Financial Corporation
Benefit Plan Services LLC
Management Compensation Group Southeast LLC
Executive Services Securities LLC

3445 Peachtree Road NE
Suite 200
Atlanta, GA 30326 U.S.A.

Ken Felts
SVP, Executive Benefits

P +1 404.504.3817
KFelts@nfp.com
www.nfp.com

February 13, 2020

Securities & Exchange Commission
Atlanta District Office
950 East Paces Ferry Road NE
Suite 900
Atlanta, GA 30326

RE: Exemption Report

To whom it may concern:

Executive Services Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Executive Services Securities, LLC

I, Ken Felts, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Ken Felts

Title: Senior Vice President

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY
10036-6530

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

Members of NFP Holdings, LLC and Board of Directors

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Executive Services Securities, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 13, 2020

Ernst & Young LLP
5 Times Square
New York, NY
10036-6530

Tel: +1 212 773 3000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of NFP Holdings, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Executive Services Securities, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total revenues reported in the audited financial statements required by SEC Rule 17a-5 with the total revenues included in the accompanying Schedule of Form SIPC-3 Revenues for the fiscal year ended December 31, 2019.

   No findings were found as a result of applying the procedure.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2019 with supporting schedules and working papers, Form X-17A-5 (FOCUS) and General Ledger.

   No findings were found as a result of applying the procedure.

3. Recalculated the arithmetical accuracy of the total revenues reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2019 and in the supporting schedules and working papers, Form X-17A-5 (FOCUS) and General Ledger.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim of exclusion from membership in SIPC for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 13, 2020

NFP

SEC Mail Processing

MAR 03 2020

Washington, DC

February 20, 2020

Securities & Exchange Commission
ATTN: Carol Y. Charnock
450 5th St. NW Room 10437 Mail Stop 1001
Washington, DC 20549

Re: Executive Services Securities, LLC. CRD# 25299
Annual Filing of Audited Financial Statements

To Whom It May Concern:

Enclosed is the audited financial statement as of December 31, 2019 for the above mentioned corporation.

Should you have any questions, please contact me directly.

Sincerely,

Edward H. Kroell

cc: ESS File